AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 30, 2001

REGISTRATION NO. 333-58004

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

___________________

BROWN & BROWN, INC.

(Exact name of Registrant as Specified in its Charter)

FLORIDA	59-0864469
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

_________________

220 South Ridgewood Avenue

Daytona Beach, Florida 32114

(386) 252-9601

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Laurel L. Grammig, Esq.

Vice President, Secretary and General Counsel

Brown & Brown, Inc.

401 East Jackson Street, Suite 1700

Tampa, Florida 33602

(813) 222-4100

(Name, address, including zip code, and telephone number including area code, of registrant's agent for service)

____________________

Copies to:

Chester E. Bacheller, Esq.

Holland & Knight LLP

400 North Ashley Drive

Suite 2300

(813) 227-8500

____________________

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement, as determined by market conditions.

If the only securities being registered on this form are being offered pursuant to dividend reinvestment plans, please check the following box.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

___________________

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

Subject To Completion, Dated May 30, 2001

PROSPECTUS

327,379 SHARES

BROWN & BROWN, INC.

Common Stock

___________________

These shares of common stock are being sold by the selling shareholders listed on page 9. Brown & Brown will not receive any proceeds from the sale of these shares.

Brown & Brown's common stock is traded on the New York Stock Exchange under the symbol "BRO." The last reported sale price on May 29, 2001 was $40.65 per share.

The common stock may be sold in transactions on the New York Stock Exchange at market prices then prevailing, in negotiated transactions, or otherwise. See "Plan of Distribution."

___________________

INVESTING IN THESE SECURITIES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THIS PROSPECTUS.

__________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is _____, 2001.

SUMMARY
QUESTIONS AND ANSWERS ABOUT THIS OFFERING
Q.	WHAT IS THE PURPOSE OF THIS OFFERING?
A.

The purpose of this offering is to register the resale of common stock received by the selling shareholders in connection with the acquisitions by Brown & Brown of the following Louisiana corporations, known collectively as The Huval Companies: Huval Insurance Agency, Inc., Huval Insurance Agency of Arnaudville, Inc., Huval Insurance Agency of Church Point, Inc, Huval Insurance Agency of Grand Coteau-Sunset, Inc., Huval Insurance Agency of Lafayette, Inc., Huval Insurance Agency of Loreauville, Inc., Huval Insurance Agency of New Iberia, Inc., Huval Insurance Agency of Opelousas, Inc., Huval Insurance Agency of Scott, Inc., Huval Management Company, Inc., Huval Richard Insurance Agency, Inc., Cost Management Services, Inc., Insurance Programs Incorporated, Huval Insurance Agency of Abbeville, Inc., and Benesys, Inc. Selling shareholders are required to deliver a copy of this prospectus in connection with any sale of shares.

Q.	ARE THE SELLING SHAREHOLDERS REQUIRED TO SELL THEIR SHARES OF BROWN & BROWN COMMON STOCK?
A.	No. The selling shareholders are not required to sell their shares of common stock.
Q.	HOW LONG WILL THE SELLING SHAREHOLDERS BE ABLE TO USE THIS PROSPECTUS?
A.

Under the terms of stock acquisition agreements between Brown & Brown and the selling shareholders, Brown & Brown agreed to keep this prospectus effective for a period expiring on the earlier of (1) the date on which all of the selling shareholders' shares have been sold, (2) the date on which all such shares are eligible for sale pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act") or (3) one year from the closing date of the acquisition in which the selling shareholder received such shares. After that, the selling shareholders will no longer be able to use this prospectus to sell their shares.

ABOUT BROWN & BROWN

We are a diversified insurance brokerage and agency that markets and sells primarily property and casualty insurance products and services to its clients. Because we do not engage in underwriting activities, we do not assume underwriting risks. Instead, we act in an agency capacity to provide our clients with targeted, customized risk management products.

As of December 31, 2000, our activities were conducted in 39 locations in 12 states; however, with the acquisitions consummated in 2001, we currently have 110 locations in 25 states. Of the 110 locations, 28 are in Florida; 19 in New York; nine in Minnesota; nine in Virginia; seven in Louisiana; five in Colorado; four in South Carolina; three each in Arizona, Georgia and North Dakota; two each in California, Michigan, New Jersey, New Mexico and Texas; and one each in Indiana, Iowa, Missouri, Nevada, Ohio, Pennsylvania, Tennessee, West Virginia, Wisconsin, and Wyoming. Because a significant amount of our business is concentrated in Arizona, Florida, and New York, the occurrence of adverse economic conditions or an adverse regulatory climate in these states could have a material adverse effect on our business, although we have not encountered such conditions in the past.

Our business is divided into four divisions: (i) the Retail Division; (ii) the National Programs Division; (iii) the Service Division; and (iv) the Brokerage Division. The Retail Division is composed of Brown & Brown employees who market and sell a broad range of insurance products to insureds. The National Programs Division works with underwriters to develop proprietary insurance programs for specific niche markets. These programs are marketed and sold primarily through independent agencies and agents across the United States. We receive an override on the commissions generated by these independent agencies. The Service Division provides insurance-related services such as third-party administration and consultation for workers' compensation and employee benefit markets. The Brokerage Division markets and sells excess and surplus commercial insurance, as well as certain niche programs, primarily through independent agents. For the fiscal year ended December 31, 2000, we achieved commission and fee revenues of approximately $204.9 million.

RECENT DEVELOPMENTS

Since December 31, 2000, we have acquired eleven insurance agencies, based in Tampa, Florida; Rochester, New York; Lafayette, Louisiana; Phoenix, Arizona; Thousand Oaks, California; Rome, New York; Titusville, Florida; Manassas, Virginia; Tallahassee, Florida; Syracuse, New York; and St. Louis, Missouri. One of these six acquisitions involves the acquisition of several agencies known collectively as The Huval Companies, based in Lafayette, Louisiana, pursuant to which the shares registered hereunder were issued to the shareholders of The Huval Companies as consideration for the acquisition. As mentioned above, with these acquisitions, we now have 110 offices in 25 states. In particular, on January 3, 2001, we completed the acquisition of all of the insurance agency business-related assets of Riedman Corporation, headquartered in Rochester, New York with offices located in 13 states. Simultaneously with this transaction, Brown & Brown of Wyoming, Inc., a wholly-owned subsidiary of Brown & Brown, acquired all of the insurance agency business-related assets of Riedman Insurance of Wyoming, Inc., a wholly-owned subsidiary of Riedman based in Cheyenne, Wyoming.

For other recent developments, we refer you to our most recent and future filings under the Securities Exchange Act of 1934.

Our principal executive offices are located at 220 South Ridgewood Avenue, Daytona Beach, Florida 32114, and 401 East Jackson Street, Suite 1700, Tampa, Florida 33602, and our telephone numbers at those addresses are (386) 252-9601 and (813) 222-4100, respectively. Our website is located at http://www.bbinsurance.com. Information contained in our website is not a part of this document.

RISK FACTORS

We cannot accurately forecast our commission revenues because our commissions depend on premium rates charged by insurance companies, which historically have varied and, as a result, have been difficult to predict.

We are primarily engaged in insurance agency and brokerage activities, and derive revenues from commissions paid by insurance companies and fees for administration and benefit consulting services. We do not determine insurance premiums. Historically, property and casualty premiums have been cyclical in nature and have varied widely based on market conditions. Since the mid-1980s, general premium levels have been depressed as a result of the expanded underwriting capacity of insurance companies and increased competition. In many cases, insurance companies have lowered commission rates and increased volume requirements. Significant reductions in premium rates occurred during the years 1986 through 1998 and continued, although to a lesser degree, through 1999. As a result of increasing "loss ratios" (the comparison of incurred losses plus loss adjustment expense against earned premiums) of insurance carriers through 1999, there was a general increase in premium rates beginning in the first quarter of 2000 and continuing through the fourth quarter of 2000. Although the premium increases varied by line of business, geographical region, insurance carrier and specific underwriting factors, it was the first time since 1986 that we operated in an environment of increased premiums for four consecutive quarters. Premium rates are determined by insurers based on a fluctuating market. Because we do not determine the timing and extent of premium pricing changes, we cannot accurately forecast our commission revenues, including whether they will significantly decline. As a result, our budgets for future acquisitions, capital expenditures, dividend payments, loan repayments and other expenditures may have to be adjusted to account for unexpected changes in revenues.

We derive a substantial portion of our commission revenues from one insurance company, the loss of which could result in additional expense and loss of market share.

The programs offered by our National Programs Division are primarily underwritten by the CNA Insurance Companies (CNA). For the year ended December 31, 2000, approximately $7.5 million, or 39.2%, of our National Programs Division's commissions and fees were generated from policies underwritten by CNA. During the same period, our National Programs Division represented 9.8% of our total commission and fee revenues. In addition, for the same period, approximately $7.4 million, or 5.1%, of our Retail Division's total commissions and fees were generated from policies underwritten by CNA. Accordingly, revenues attributable to CNA represent approximately 7.4% of our total commissions and fees. These dollar amounts and percentages represent a decline in recent years of revenues generated by policies underwritten by CNA. This decline results from certain of our programs and program accounts moving from CNA to other carriers such as, for example, our Lawyer's Protector Plan® moving from CNA to Clarendon National Insurance Company in November of 1999.

We have an agreement with CNA relating to each program underwritten by it and each such agreement provides for either six months' or one year's advance notice of termination. In addition, we have an existing credit agreement with CNA under which $3 million is currently outstanding. Upon the occurrence of an event of default by us under this credit agreement, including our termination of any insurance program agreement with CNA, CNA may, at its option, declare any unpaid balance due and payable on demand. If our relationship with CNA were terminated, we believe that other insurance companies would be available to underwrite the business, although some additional expense and loss of market share would result.

Because our business is highly concentrated in Arizona, Florida and New York, adverse economic conditions or regulatory changes in these states could adversely affect our financial condition.

For the year ended December 31, 2000, our Retail Division derived $14.9 million, or 10.4%, and $83.0 million, or 57.7%, of its commissions and fees from its Arizona and Florida operations, respectively, constituting 7.3% and 40.5%, respectively, of our total commissions and fees. We believe that these revenues are attributable predominately to clients in Arizona and Florida. Additionally, as a result of the Riedman Insurance acquisition in January 2001, we now have four additional Florida offices and have folded other Riedman insurance business into our existing Florida offices. For the year ended December 31, 2000, Riedman derived $9.9 million, or 18.2% of its commissions and fees, from its Florida operations. Additionally, as a result of this acquisition, we now have 19 offices in New York, where $15.1 million, or 27.8%, of Riedman's insurance business was concentrated as of December 31, 2000. We believe the regulatory environment for insurance agencies in Arizona, Florida and New York currently is no more restrictive than in other states. The insurance business is a state-regulated industry, and therefore, state legislatures may enact laws that adversely affect the insurance industry. Because our business is concentrated in a few states, we face greater exposure to unfavorable changes in regulatory conditions in those states than insurance agencies whose operations are more diversified through a greater number of states. In addition, the occurrence of adverse economic conditions, natural disasters, or other circumstances specific to Arizona, Florida and/or New York could adversely affect our financial condition and results of operations.

Loss of the services of J. Hyatt Brown, our Chairman, President and Chief Executive Officer, could adversely affect our financial condition and future operating results.

Although we operate with a decentralized management system, the loss of the services of J. Hyatt Brown, our Chairman, President and Chief Executive Officer, who beneficially owns approximately 18.7% of our outstanding common stock, could adversely affect our financial condition and future operating results. We maintain a $5 million "key man" life insurance policy with respect to Mr. Brown. We also maintain a $20 million insurance policy on the lives of Mr. Brown and his wife. Under the terms of an agreement with Mr. and Mrs. Brown, at the option of the Brown estate, we will purchase, upon the death of the later to die of Mr. Brown or his wife, shares of our common stock owned by Mr. and Mrs. Brown up to the maximum number that would exhaust the proceeds of the policy.

Our growth strategy depends in part on the acquisition of insurance agencies, which may not be available on acceptable terms in the future and which, if consummated, may not be advantageous to us.

Our growth strategy includes the acquisition of insurance agencies. Our ability to successfully identify suitable acquisition candidates, complete acquisitions, integrate acquired businesses into our operations, and expand into new markets, will require us to continue to implement and improve our operations, financial, and management information systems. For example, most of our offices manage their clients' information using The Application Manager For Windows (WinTAM) computer program by Applied Systems. Part of the added time and expense related to newly acquired agencies includes the integration of an acquired agency's existing computer system into ours. Further, integrated, acquired entities may not achieve levels of revenue, profitability, or productivity comparable to our existing locations, or otherwise perform as expected. In addition, we compete for acquisition and expansion opportunities with entities that have substantially greater resources. Acquisitions also involve a number of special risks, such as: diversion of management's attention; difficulties in the integration of acquired operations and retention of personnel; entry into unfamiliar markets; unanticipated problems or legal liabilities; and tax and accounting issues, some or all of which could have a material adverse effect on the results of our operations and our financial condition.

Our current market share may decrease as a result of increased competition from insurance companies and the financial services industry.

The insurance agency business is highly competitive and we actively compete with numerous firms for clients and insurance carriers, many of which have relationships with insurance companies or have a significant presence in niche insurance markets, that may give them an advantage over us. Because relationships between insurance agencies and insurance carriers or clients are often local or regional in nature, this potential competitive disadvantage is particularly pronounced outside of Florida.

A number of insurance companies are engaged in the direct sale of insurance, primarily to individuals, and do not pay commissions to agents and brokers. However, to date, such direct writing has had relatively little effect on our operations, primarily because our Retail Division is commercially oriented.

In addition, to the extent that the Gramm-Leach-Bliley Financial Services Modernization Act of 1999 and regulations newly enacted thereunder permit banks, securities firms and insurance companies to affiliate, the financial services industry may experience further consolidation, and we therefore may experience increased competition from insurance companies and the financial services industry, as a growing number of larger financial institutions increasingly, and aggressively, offer a wider variety of financial services, including insurance, than we currently offer.

Proposed tort reform legislation, if enacted, could decrease demand for liability insurance, thereby reducing our commission revenues.

Legislation concerning tort reform is currently being considered in the United States Congress and in several states. Among the provisions being considered for inclusion in such legislation are limitations on damage awards, including punitive damages, and various restrictions applicable to class action lawsuits, including lawsuits asserting professional liability of the kind for which insurance is offered under policies sold by our National Programs Division, particularly our Physicians' Protector Plan® and Professional Protector Plan® for Dentists. Enactment of these or similar provisions by Congress, or by states in which we sell insurance, could result in a reduction in the demand for liability insurance policies or a decrease in policy limits of such policies sold, thereby reducing our commission revenues. We cannot predict whether any such legislation will be enacted or, if enacted, the form such legislation will take, or the effect, if any, such legislation could have on our operations.

We compete in a highly regulated industry, which may result in increased expenses or restrictions on our operations.

We conduct business in a number of states and are subject to comprehensive regulation and supervision by government agencies in many of the states in which we do business. The primary purpose of such regulation and supervision is to provide safeguards for policyholders rather than to protect the interests of stockholders. The laws of the various state jurisdictions establish supervisory agencies with broad administrative powers with respect to, among other things, licensing to transact business, licensing of agents, admittance of assets, regulating premium rates, approving policy forms, regulating unfair trade and claims practices, establishing reserve requirements and solvency standards, requiring participation in guarantee funds and shared market mechanisms, and restricting payment of dividends. In Texas, for example, insurance laws and regulations impose restrictions on the ownership of managing general agents in that state by foreign corporations.

Also, in response to perceived excessive cost or inadequacy of available insurance, states have from time to time created state insurance funds and assigned risk pools, which compete directly, on a subsidized basis, with private insurance providers. We act as agents and brokers for state insurance funds such as these in California, Nevada, and certain other states. These state funds could choose to reduce the sales or brokerage commissions we receive. Any such event, in a state in which we have substantial operations, such as Florida, Arizona or New York, could substantially affect the profitability of our operations in such state, or cause us to change our marketing focus. Further, state insurance regulators and the National Association of Insurance Commissioners continually re-examine existing laws and regulations, and such re-examination may result in the enactment of insurance-related laws and regulations, or the issuance of interpretations thereof, that adversely affect our business.

Carrier override and contingent commissions are less predictable than usual, which impairs our ability to forecast the amount of such commissions that we will receive.

We derive a portion of our revenues from carrier override and contingent commissions. The aggregate of these commissions generally accounts for 3.1% to 5.3% of our total revenues. Contingent commissions are paid by insurance companies and are based on the profit that the underwriter makes on the overall volume of business that we place with that insurance company. We generally receive these commissions in the first and second quarters of each year. Override commissions are paid by insurance companies based on the volume of business that we place with them and are generally paid over the course of the year. Due to recent changes in our industry, including changes in underwriting criteria due in part to the high loss ratios experienced by insurance companies, we cannot predict the payment of these commissions as well as we have been able to in the past. Further, we have no control over the ability of insurance companies to estimate loss reserves, which affects our ability to make profit-sharing calculations. Because these commissions affect our revenues, any decrease in their payment to us could have an adverse effect on our operations.

We have not determined the amount of resources and the time that will be necessary to adequately respond to rapid technological change in our industry, which may adversely affect our business and operating results.

Frequent technological changes, new products and services and evolving industry standards are all influencing the insurance business. The Internet, for example, is increasingly used to transmit benefits and related information to clients and to facilitate business-to-business information exchange and transaction. We believe that the development and implementation of new technologies will require additional investment of our capital resources in the future. We have not determined, however, the amount of resources and the time that this development and implementation may require, which may result in short-term, unexpected interruptions to our business, or may result in a competitive disadvantage in price and/efficiency, as we endeavor to develop or implement new technologies.

Quarterly and annual variations in our commissions that result from the timing of policy renewals and the net effect of new and lost business production may have unexpected effects on our results of operations.

Our commission income (including contingent commissions but excluding fees), which typically accounts for approximately 86% to 89% of our total annual revenues, can vary quarterly or annually due to the timing of policy renewals and the net effect of new and lost business production. The factors that cause these variations are not within our control. Specifically, consumer demand for insurance products can influence the timing of renewals, new business and lost business, which includes generally policies that are not renewed, and cancellations. In addition, as discussed, we rely on insurance companies for the payment of certain commissions. Because these payments are processed internally by these insurance companies, we may not receive a payment that is otherwise expected from a particular insurance company in one of our quarters or years until after the end of that period, which can adversely affect our ability to budget for significant future expenditures.

Quarterly and annual fluctuations in revenues based on increases and decreases associated with the timing of policy renewals have had an adverse effect on our financial condition in the past, and we may experience such effects in the futures.

FORWARD-LOOKING STATEMENTS

We make "forward-looking statements" within the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995 throughout this prospectus and in the documents we incorporate by reference into this prospectus. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate," "plan" and "continue" or similar words. We have based these statements on our current expectations about future events. Although we believe that our expectations reflected in or suggested by our forward-looking statements are reasonable, we cannot assure you that these expectations will be achieved. Our actual results may differ materially from what we currently expect. Important factors which could cause our actual results to differ materially from the forward-looking statements in this prospectus or in the documents that we incorporate by reference into this prospectus include:

-	material adverse changes in economic conditions in the markets we serve;
-	future regulatory actions and conditions in the states in which we conduct our business;
-	competition from others in the insurance agency business;
-	the integration of our operations with those of businesses or assets we have acquired or may acquire in the future and the failure to realize the expected benefits of such integration; and
-	other risks and uncertainties as may be detailed from time to time in our public announcements and Securities and Exchange Commission filings.

You should read this prospectus and the documents that we incorporate by reference into this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements, even though our situation will change in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

SELLING SHAREHOLDERS

The selling shareholders listed below received their shares of Brown & Brown common stock in connection with the acquisition by Brown & Brown of all of the outstanding capital stock of those corporations known as The Huval Companies. See "Summary - Questions and Answers About This Offering." The Huval Companies are located in northern and throughout southwestern Louisiana. The information included below is based upon information provided by the selling shareholders as of the date of this prospectus. Because the selling shareholders may offer all, some, or none of their shares of common stock, no definite estimate as to the number of shares of common stock or the percentage thereof that will be held by the selling shareholders after such offering can be provided and the following table has been prepared on the assumption that all shares of common stock offered under this prospectus will be sold.

None of the selling shareholders has or had any position, office or material relationship with Brown & Brown or any of its affiliates during the past three years.

	Position with	Shares Beneficially	Shares Which May Be Sold Pursuant To This	Shares Beneficially Owned After Offering
Selling Shareholder	Brown & Brown	Owned	Prospectus	Number	Percent
Thomas K. Huval	Employee	86,164	86,164
Dale F. Huval	Employee	86,164	86,164	---	*
Kathryn H. Pontiff	Employee	85,826	85,826	---	*
Mark W. Gagnard	Employee	37,174	37,174	---	*
Denny R. Bass	Employee	18,466	18,466	---	*
Glenn P. Landry	Employee	7,466	7,466	---	*
Dianne Flores	Employee	5,621	5,621	---	*
Joseph Dwayne Pontiff	---	338	338	---	*
Kenneth Ray Richard	---	32	32	---	*
Janet Marie Richard Ward	---	32	32	---	*
Nanette Agnes Richard Arnaud	---	32	32	---	*
Wendell Scott Richard	---	32	32	---	*
Thaddeus Richard	---	32	32	---	*

* less than 1%.

PLAN OF DISTRIBUTION

Brown & Brown is registering the shares on behalf of the selling shareholders. References in this section to selling shareholders also include any permitted pledgees, donees or transferees identified in a supplement to this prospectus, if necessary. The common stock covered by this prospectus may be offered and sold from time to time by the selling shareholders, including in one or more of the following transactions:

-	on the New York Stock Exchange;
-	in transactions other than on the New York Stock Exchange;
-	in connection with "short sales";
-	by pledge to secure debts and other obligations;
-	in connection with the writing of options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options;
-	in a combination of any of the above transactions; or
-	pursuant to Rule 144 under the Securities Act, assuming the availability of an exemption from registration.

The selling shareholders may sell their shares at market prices prevailing at the time of sale, at prices related to prevailing market prices, at negotiated prices or at fixed prices.

Broker-dealers that are used to sell shares will either receive discounts or commissions from the selling shareholders, or will receive commissions from the purchasers for whom they acted as agents.

The sale of common stock by the selling shareholders is subject to compliance by the selling shareholders with certain contractual restrictions with Brown & Brown, including those contained in the stock acquisition agreements between Brown & Brown and the selling shareholders. There can be no assurance that the selling shareholders will sell all or any of the common stock.

Brown & Brown has agreed to keep this prospectus effective for a period expiring on the earlier of (1) the date on which all of the selling shareholders' shares have been sold, (2) the date on which all such shares are eligible for sale pursuant to Rule 144 under the Securities Act, or (3) one year from the closing date of the acquisition in which the selling shareholders received such shares. Brown & Brown intends to de-register any of the common stock not sold by the selling shareholders immediately after the expiration of such period. After such period, the selling shareholders will no longer be able to use this prospectus to sell their shares.

Brown & Brown and the selling shareholders have agreed to customary indemnification obligations with respect to the sale of common stock by use of this prospectus.

LEGAL MATTERS

Certain legal matters with respect to the validity of the shares offered hereby will be passed upon for Brown & Brown by Holland & Knight LLP, Tampa, Florida.
EXPERTS

The financial statements and schedule of Brown & Brown incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

The financial statements and schedule of Riedman Insurance (a division of Riedman Corporation) incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by KPMG LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.
WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Those reports, proxy statements and other information may be obtained:

-	At the Public Reference Room of the SEC, Room 1024 - Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549;

-

At the public reference facilities at the SEC's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 or Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661;

-	From the SEC, Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549;

-	At the offices of The New York Stock Exchange, 20 Broad Street, New York, New York 10005; and

-

From the Internet site maintained by the SEC at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Some locations may charge prescribed or modest fees for copies.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

-	Annual Report on Form 10-K for the year ended December 31, 2000 (including information specifically incorporated by reference into our Form 10-K from our definitive Proxy Statement).
-	Amendment to Annual Report on Form 10-K/A, filed with the SEC on March 27, 2001.
-	Current Report on Form 8-K, filed with the SEC on January 18, 2001.
-	Amendment to Current Report on Form 8-K/A, filed with the SEC on March 19, 2001.
-	Amendment No. 2 to Current Report on Form 8-K/A, filed with the SEC on March 23, 2001.
-	Quarterly Report on Form 10-Q for the three-month period ended March 31, 2001, filed with the SEC on May 15, 2001.
-

The description of Brown & Brown's common stock contained in Brown & Brown's registration statement on Form 8-A filed on November 17, 1997, pursuant to Section 12(b) of the Securities and Exchange Act of 1934.

-	The description of Brown & Brown's Common Stock Purchase Rights contained in the registration statement on Form 8-A filed on August 2, 1999.
-

All documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 shall be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing of such documents.

-

All documents filed by the Registrant after the date of filing the initial registration statement on Form S-3, of which this prospectus is a part, and prior to the effectiveness of such registration statement pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 shall be deemed to be incorporated by reference into this prospectus and to be part hereof from the date of filing of such documents.

On request we will provide at no cost to each person, including any beneficial owner who receives a copy of this prospectus, a copy of any or all of the documents incorporated in this prospectus by reference. We will not provide exhibits to any such documents, however, unless such exhibits are specifically incorporated by reference into those documents. Written or telephone requests for such copies should be addressed to Brown & Brown's executive offices in Tampa, Florida, Attention: Corporate Secretary.

327,379 Shares

BROWN & BROWN, INC.

Common Stock

______________

PROSPECTUS

______________

_____, 2001

Part II

Information Not Required In Prospectus

Item 14. Other Expenses of Issuance and Distribution.

Set forth below is the Securities and Exchange Commission Registration Fee and an estimate of the other fees and expenses payable by the Registrant in connection with the registration and sale of the securities being registered:

Securities and Exchange Commission Registration Fee	$ 2,509.00
Legal Fees and Expenses	10,000.00
Accounting Fees and Expenses	2,000.00
Printing, Engraving and Mailing Expenses	30.00
Total	$ 14,539.00
Item 15. Indemnification of Directors and Officers.

The Registrant is a Florida corporation. Reference is made to Section 607.0850 of the Florida Business Corporation Act, which permits, and in some cases requires, indemnification of directors, officers, employees, and agents of Registrant, under certain circumstances and subject to certain limitations.

Under Article VII of the Registrant's Bylaws, the Registrant is required to indemnify its officers and directors, and officers and directors of certain other corporations serving as such at the request of the Registrant, against all costs and liabilities incurred by such persons by reason of their having been an officer or director of the Registrant or such other corporation, provided that such indemnification shall not apply with respect to any matter as to which such officer or director shall be finally adjudged to have been individually guilty of gross negligence or willful malfeasance in the performance of his or her duties as a director or officer, and provided further that the indemnification shall, with respect to any settlement of any suit, proceeding, or claim, include reimbursement of any amounts paid and expenses reasonably incurred in settling any such suit, proceeding, or claim when, in the judgment of the Board of Directors, such settlement and reimbursement appeared to be in the best interests of the Registrant.

The Registrant has purchased insurance with respect to, among other things, liabilities that may arise under the statutory provisions referred to above.

The general effect of the foregoing provisions may be to reduce the circumstances in which an officer or director may be required to bear the economic burden of the foregoing liabilities and expense.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits:
Exhibit Number	Description
5.1	Opinion of Holland & Knight LLP.*
10.1

Stock Acquisition Agreement, dated as of January 13, 2001, among the Registrant and the shareholders of Huval Insurance Agency, Inc., Huval Insurance Agency of Abbeville, Inc., Huval Insurance Agency of Arnaudville, Inc., Huval Insurance Agency of Church Point, Inc, Huval Insurance Agency of Grand Coteau-Sunset, Inc., Huval Insurance Agency of Lafayette, Inc., Huval Insurance Agency of Loreauville, Inc., Huval Insurance Agency of New Iberia, Inc., Huval Insurance Agency of Opelousas, Inc., Huval Insurance Agency of Scott, Inc., Huval Management Company, Inc., and Insurance Programs Incorporated.*

10.2	Stock Acquisition Agreement, dated as of January 13, 2001, among the Registrant and the shareholders of Benesys, Inc.*
10.3	Stock Acquisition Agreement, dated as of January 13, 2001, among the Registrant and the shareholders of Cost Management Services, Inc.*
10.4	Stock Acquisition Agreement, dated as of January 13, 2001, among the Registrant and the shareholders of Self Insurance Administrators, Inc.*
10.5	Stock Acquisition Agreement, dated as of January 13, 2001, among the Registrant and the shareholders of Huval Management Company, Inc.*
10.6	Stock Acquisition Agreement, dated as of January 13, 2001, among the Registrant and the shareholders of Huval Richard Insurance Agency, Inc.*
23.1	Consent of Arthur Andersen LLP, independent auditors of the Registrant.
23.2	Consent of KPMG LLP, independent auditors of Riedman Insurance (a division of Riedman Corporation).
23.3	Consent of Holland & Knight LLP (included in Exhibit 5.1).*
24.1	Powers of Attorney pursuant to which this Form S-3 has been signed on behalf of certain directors and officers of the Registrant.*
24.2	Resolutions of the Registrant's Board of Directors, certified by the Secretary.*
*	Previously filed.

Item 17. Undertakings

The undersigned Registrant hereby undertakes:

  To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act,

  (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement,

  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

  provided, however, that paragraphs 1(i) and 1(ii) do not apply if the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to its Certificate of Incorporation, Bylaws, by agreement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Daytona Beach, State of Florida, on May 30, 2001.

BROWN & BROWN, INC.

By: *

J. Hyatt Brown

Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on May 30, 2001.

Signature	Title

* J. Hyatt Brown	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)

* Cory T. Walker	Vice President, Treasurer and Chief Financial Officer (Principal Financial and Accounting Officer)

* Jim W. Henderson	Executive Vice President, Assistant Treasurer and Director

* Samuel P. Bell, III	Director

* Bradley Currey, Jr.	Director

* David H. Hughes	Director

* Theodore J. Hoepner	Director

* Toni Jennings	Director

* John R. Riedman	Director

* Jan E. Smith	Director

*By: /S/ LAUREL L. GRAMMIG
LAUREL L. GRAMMIG
Attorney-in-Fact

Exhibit Index
Exhibit Number	Description
23.1	Consent of Arthur Andersen LLP, independent auditors of the Registrant.
23.2	Consent of KPMG LLP, independent auditors of Riedman Insurance (a division of Riedman Corporation).